NO ACT

PE
1-10-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



11005634

January 18, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-11

Megan M. Pavich
Senior Attorney
Allstate Insurance Company
2775 Sanders Road, Suite A3
Northbrook, IL 60062

Re: The Allstate Corporation
Incoming letter dated January 10, 2011

Dear Ms. Pavich:

This is in response to your letter dated January 10, 2011 concerning the shareholder proposal submitted to Allstate by Chris Rossi. We also have received a letter on the proponent's behalf dated January 12, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 18, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Allstate Corporation
Incoming letter dated January 10, 2011

The proposal urges that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also "comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible."

There appears to be some basis for your view that Allstate may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if Allstate omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allstate relies.

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.


Allstate.
You're in good hands.

Megan Pavich
Senior Attorney
Securities and Corporate
Governance

January 10, 2011

Rule 14a-8

BY E-MAIL (shareholderproposals@sec.gov) AND NEXT BUSINESS DAY DELIVERY

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
101 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Chris Rossi

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Allstate Corporation, a Delaware corporation (the "Corporation"), requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein.

GENERAL

The Corporation received a proposal and supporting statement dated October 4, 2010, (the "Proposal"), from Chris Rossi (the "Proponent") for inclusion in the proxy materials for the 2011 Annual Meeting. The Corporation received a revised proposal (the "Revised Proposal") on November 24, 2010. The Proposal, Revised Proposal, as well as related correspondence with the Proponent, is attached hereto as **Exhibit A.** The 2011 Annual Meeting is scheduled to be held on or about May 17, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about April 1, 2010.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

The Allstate Corporation
2775 Sanders Road, Suite A3, Northbrook, IL 60062 847-402-7996 Megan.Pavich@allstate.com

SUMMARY OF PROPOSAL
The resolution contained in the Proposal reads as follows:

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual shareholder meeting.

The supporting statement included with the Proposal is fully set forth in Exhibit A. However, the portion of the supporting statement ("Supporting Statement") that is relevant to the discussion below is as follows:

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

BASIS FOR EXCLUSION

The Corporation may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal and Supporting Statement are inherently vague and indefinite and misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has issued interpretive guidance clarifying the grounds for exclusion under Rule 14a-8(i)(3) and noted that proposals may be excluded where:

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires--this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; [or]
- the company demonstrates objectively that a factual statement is materially false or misleading.

See the Division of Corporation Finance Staff Legal Bulletin No. 14B (Sept. 14, 2004) ("SLB 14B").

The Staff has previously allowed the exclusion of a proposal drafted in such a way that it "would be subject to differing interpretation both by shareholders voting on the proposal and the company's board in implementing the proposal, if adopted, with the result that any action ultimately taken by the Corporation could be significantly different from the action envisioned by shareholders voting on the proposals." *Exxon Corporation* (Jan. 29, 1992); *see also Philadelphia Electric Company* (July 30, 1992).

The Proposal and Supporting Statement Contain Undefined Key Terms that are Subject to Differing Interpretations

The Supporting Statement provides that the steps to implement the proposal include "**encouragement and negotiation** with senior executives to request that they relinquish, for the common good of all shareholders, preexisting **executive pay rights**, if any, to the fullest extent possible." (emphasis added.) It is impossible for stockholders voting on the Proposal, or the Corporation in considering appropriate actions (if adopting), to determine exactly what action is envisioned with respect to "encouragement and negotiation" to relinquish "executive pay rights."

The Staff has granted relief under Rule 14a-8 in situations where shareholder proposals failed to define key terms or otherwise are subject to differing interpretations. *See*, for example:

- *Verizon Communications Inc.* (February 21, 2008) (proposal seeking the adoption of an executive compensation policy incorporating specified new short-and long-term award criteria on the basis that the failure to define key terms, set forth formulas for calculating awards or otherwise provide guidance on how the proposal would be implemented meant that shareholders could not know with any reasonable certainty what they are being asked to approve);
- *Prudential Financial, Inc.* (February 16, 2007) (proposal urging the board to seek shareholder approval for "senior management incentive compensation programs which provide benefits only for earnings increases based only on management controlled programs" failed to define critical terms and was subject to differing interpretations);
- *International Business Machines Corp.* (February 2, 2005) (proposal that "officers and directors responsible" for IBM's reduced dividend have their "pay reduced to the level prevailing in 1993" was impermissibly vague and indefinite);
- *Eastman Kodak Company* (March 3, 2003) (proposal seeking to cap executive salaries at $1 million "to include bonus, perks and stock options" failed to define various terms and gave no indication of how options were to be valued); and
- *General Electric Company* (January 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for GE's officers and directors" failed to define critical terms or otherwise provide guidance on how benefits should be measured for purposes of implementing the proposal).

Like the proposals in the prior no-action letters identified above, the Supporting Statement is impermissibly vague because it fails to define the key phrase "executive pay rights," clarify the parameters of the required "encouragement and negotiation" with respect to such "executive pay rights," or otherwise provide guidance on how the Proposal would be implemented by the Corporation.

The Reference to "Executive Pay Rights" is Impermissibly Vague

The Supporting Statement requests that, if the Proposal were to be adopted, the Compensation and Succession Committee of the Corporation's Board of Directors (the "C&S Committee"), as the committee with oversight of executive pay, should negotiate with and encourage senior executives to relinquish their "executive pay rights . . . to the fullest extent possible." The Corporation's compensation program consists of numerous "executive pay rights" granted to our executives, including (1) the right to receive a base salary and cash-based pay-for-performance awards under the Annual Executive Incentive Plan, (2) the right to acquire shares of the Corporation's common stock pursuant to stock option and restricted stock unit awards, and (3) the right to participate in healthcare plans, life and disability plans, a 401(k) plan, and work/life plans.

Read literally, the Proposal and Supporting Statement appear to request that senior executives be encouraged to relinquish <u>all</u> of the executive pay rights listed above and perhaps others. This literal interpretation of the Proposal and Supporting Statement leads to a number of significant questions about the means through which the Corporation would implement the proposal. For example, is the C&S Committee being requested to pursue the cancellation of all outstanding stock options and restricted stock units? Further, does the Proposal and Supporting Statement contemplate a reduction or elimination of base salaries and/or cash-based pay-for-performance awards? Under a literal reading, each of these questions would presumably be answered in the affirmative.

On the other hand, if the Supporting Statement does not pertain to <u>all</u> executive pay rights, then there is no guidance as to <u>which</u> executive pay rights the Corporation's senior executives are requested to relinquish.

The Supporting Statement indicates that executives should be encouraged to relinquish executive pay rights "for the common good of all shareholders." This standard does not provide the C&S Committee with any guidance as to what is required in order to implement the Proposal. As discussed in more detail below, the C&S Committee strives to align the interests of our executives with the interests of our stockholders in all aspects of our compensation program.

The Reference to "Encouragement and Negotiation" is Impermissibly Vague

Even if the Corporation and our stockholders could somehow determine which "executive pay rights" the Supporting Statement is intended to address, then the C&S Committee would still require an understanding of the scope of the "encouragement and negotiation" with senior executives required by the Supporting Statement. This portion of the Supporting Statement is also fundamentally unclear.

For example, under Delaware law and the Corporation's bylaws, our elected officers may be removed by the Board of Directors at any time for any reason. Does the proposal call on the C&S Committee to recommend that the Board wield this removal power in providing "encouragement" for senior executives to relinquish their "preexisting executive pay rights?" A senior executive could reasonably believe that to be the case. Following this assumption, taken together with a literal interpretation of the phrase "executive pay rights" described above, implementation of the Proposal appears, in effect, to require senior executives to relinquish all existing rights to receive compensation for their services – or face termination. Although employment termination seems like an extreme consequence, the Proposal can be read to support using the threat of termination in the negotiations.

In addition, the word "negotiation" suggests that there is intended to be some type of bargained for exchange in which the C&S Committee (acting on behalf of the Corporation), on one hand, and the Corporation's senior executives, on the other hand, discuss certain consideration to be provided by each party in order to reach a mutually acceptable arrangement. The Corporation's senior executives would be requested to relinquish "preexisting executive pay rights . . . to the fullest extent possible" in exchange for consideration that is not identified in the Proposal. Because the Proposal does not identify the type of consideration that could be offered to the executives in exchange for their "preexisting executive pay rights," it is impossible to know what could be offered to the executives in the course of the negations to induce them to give up such rights.

As a result of the fundamental uncertainties inherent in the Proposal and Supporting Statement, it does not permit the Corporation or its stockholders to know with any reasonable certainty the scope of the issue on which stockholders are requested to vote. Implementing such an inherently vague and indefinite proposal would require the Corporation to make highly subjective determinations with respect to key terms and the scope of implementation of the Proposal and Supporting Statement. As a result, any action ultimately taken by the Corporation to implement the Proposal could result in action that is "significantly different from the action envisioned by the shareholders voting on the proposal." *NYNEX Corporation* (January 12, 1990).

The Proposal and Supporting Statement Contain Internal Inconsistencies that are Materially Misleading

The core premise of the Proposal is that long-term equity holdings by senior executives promote value creation for stockholders. Our C&S Committee agrees with this premise and, in addition to providing that a substantial portion of senior executive compensation is in the form of equity awards, has implemented significant stock ownership guidelines for Allstate's senior executives. However, the additional request in the Supporting Statement that senior executives relinquish executive pay rights, which would include the relinquishment of equity rights, is internally inconsistent with the aspect of the Proposal that would require that substantial amounts of equity compensation be retained. It is illogical that stockholders who choose to vote in favor of an "equity retention" proposal would recognize that this also entailed the relinquishment of equity awards by senior executives. The Proposal and Supporting Statement does nothing to clarify this inconsistency and, as a result, it is materially misleading and will cause confusion to our stockholders about what action the Corporation should take if the Proposal is adopted.

The Supporting Statement contains a further internal inconsistency by providing that the relinquishment of preexisting executive pay rights is "for the common good of all shareholders." Our compensation program enables us to attract, motivate, and retain executive talent and is competitive with our peer insurance companies. In all components of our compensation program, we strive to align the interests of our executives with the interests of our stockholders--by attracting and retaining qualified individuals, by focusing on short-term and long-term performance goals, by requiring significant ownership in the Corporation, and by linking individual performance to the Corporation's performance. Requiring executives to relinquish all executive pay rights would directly contradict the principles of our compensation philosophy and make it significantly more difficult for us to attract, motivate, and retain qualified executives. Therefore, requiring executives to relinquish their executive pay rights would be directly contrary to the interests of our stockholders rather than for their "common good," as the Supporting Statement provides. This internal inconsistency makes the Supporting Statement materially misleading and will cause confusion to our stockholders about what action the Corporation should take if the Proposal is adopted.

The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because the Corporation Lacks the Power or Authority to Implement the Proposal

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Corporation's existing stock option plans and other equity-based compensation plans and arrangements (as well as any award agreements between the Corporation and its senior executives) do not currently contain provisions that impose post-employment transfer restrictions on the securities acquired thereunder. The Proposal, if implemented, would require the Corporation to unilaterally impose, without the senior executives' consent, a new transfer restriction on such outstanding securities. The Proposal would cause the Corporation to breach existing contracts; therefore the C&S Committee would lack the power to adopt the Proposal. *See* Legal Bulletin 14B, Section E ("Proposals that would result in the company breaching existing contractual obligations may be excludable under . . . rule 14a-8(i)(6) . . . because implementing the proposal . . . would not be within the power or authority of the company to implement.); *see Citigroup Inc.* (avail. Feb. 18, 2009 re: AFL-CIO proposal) (concurring that a proposal which attempted to introduce similar transfer restrictions in violation of state corporate and contract law could be properly excluded pursuant to Rule 14a-8(i)(6)).

The Proponent tries unsuccessfully to address this issue by adding a sentence to the supporting statement that the policy should apply to future grants and equity pay awards. However, this sentence is not part of the resolution that would be voted upon by stockholders. Thus, the Corporation would have no authority to implement the Proposal as written. Moreover, the 2009 Equity Incentive Plan ("2009 EIP") and form of Stock Option Award Agreement and Restricted Stock Unit Award Agreement, all of which are attached hereto as **Exhibit B**, demonstrate that the C&S Committee does not have the authority to take the actions requested in the Proposal. Specifically, Article 3.2 of the 2009 EIP, which delineates the authority of the C&S Committee, states ". . . the Committee may not amend the terms and conditions of any outstanding Award so as to adversely affect in any material way such Award without the written consent of the Participant holding such Award. . ." Article 15 of the 2009 EIP sets forth the same concept: "No termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein." The restrictions requested in the Proposal would adversely affect awards previously granted in a material way as stock would need to be held for two years post termination. Accordingly, the Corporation lacks the authority under the 2009 EIP to unilaterally amend preexisting award contracts to include the new restrictions of the Proposal. Attempting to do so would be a breach of these agreements.

The Proposal is Distinguishable from Prior No-Action Letters Regarding Equity Retention Policies

The Supporting Statement is different from the "equity retention" stockholder proposals that the Staff has previously concluded do not warrant exclusion under Rule 14a-8(i)(3). *See, e.g., Mylan Inc.* (March 12, 2010). The requirement in the Supporting Statement that the Corporation should encourage and negotiate with senior executives "to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights" was not part of the proposals considered by the Staff and is vague, indefinite, and materially misleading, as detailed above. Any suggestion by the Proponent that any portion of the Proposal or Supporting Statement should survive a Rule 14a-8(i)(3) challenge because portions of the Proposal have previously survived Rule 14a-8(i)(3) challenge should be rejected. The Staff has previously concurred in the exclusion of entire proposals pursuant to Rule 14a-8(i)(3) even where a substantial portions of the proposal were identical to another proposal that was not excludable under Rule 14a-8(i)(3). *See R.R. Donnelley & Sons Company* (January 19, 2010) (concurring in the exclusion of a proposal when the proponent's new language was unclear as to the "rights" that the proposal was intended to regulate); *Wyeth* (January 28, 2009) (concurring in exclusion of a proposal using the language "applying to shareowners only and meanwhile not apply to management and/or the board," but declining to concur with respect to a substantially similar proposal which replaced the foregoing language with "that apply to shareowners but not to management and/or the board").

Similarly, the Proponent should not be permitted to revise the Proposal or the Supporting Statement. As the Staff has noted in SLB 14B, there is no provision in Rule 14a-8 that allows a proponent to revise his or her proposal and supporting statement. We recognize that the Staff has a long-standing practice of permitting proponents to make revisions that are "minor in nature and do not alter the substance of the proposal" in order to deal with proposals that "comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." However, the Staff has explained that it is appropriate for companies to exclude an "entire proposal, supporting statement or both as materially false or misleading" if "the proposal and supporting statement would require detailed and extensive editing in order to bring it into compliance with the proxy rules." Because the Proposal would require substantive revisions in order to comply with Rule 14a-8, the Corporation requests that the Staff agree that the Proposal should be excluded from the Proxy Materials in its entirety.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Staff that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Staff by February 8, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 847-402-7996 or, in my absence, Jennifer M. Hager at 847-402-3776.

Thank you for your prompt attention to this matter.

Very truly yours,



Megan M. Pavich
Senior Attorney
Allstate Insurance Company

Copies w/enclosures to: Jennifer M. Hager
Chris Rossi
John Chevedden by e-mail FISMA & OMB Memorandum M-07-16 and next business day delivery

Exhibit A

(Proposal and Revised Proposal received from Proponent)

A-1 Email from John Chevedden dated October 21, 2010, containing Proposal from Chris Rossi dated October 4, 2010.

A-2 Email from John Chevedden dated November 24, 2010 containing Revised Proposal from Chris Rossi.

Pavich, Megan (Law)

Subject: FW: Rule 14a-8 Proposal (ALL)
Attachments: CCE00008.pdf

-----Original Message-----
From: ***FISMA & OMB Memorandum M-07-16*** [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, October 21, 2010 10:06 PM
To: McGinn, Mary (Law Dept)
Subject: Rule 14a-8 Proposal (ALL)

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Chris Rossi

Chris Rossi

FISMA & OMB Memorandum M-07-16

Mr. Thomas J. Wilson
Chairman of the Board
The Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062
Phone: 847 402-5000

Dear Mr. Wilson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Chris Rossi



Date

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
FX: 847-326-7524
FX: 847 326-9722

[ALL: Rule 14a-8 Proposal, October 21, 2010]

3 [Number to be assigned by the company] – **Executives To Retain Significant Stock**

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual meeting of shareholders.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and awards of equity pay and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to executives.

I believe there is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant portion of stock obtained through executive pay plans after the termination of employment would focus executives on our company's long-term success and would better align their interests with those of shareholders. In the context of the current financial crisis, I believe it is imperative that companies reshape their executive pay policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 report by the Conference Board Task Force on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal for Executives To Retain Significant Stock – Yes on 3. [Number to be assigned by the company]

Notes: Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email**FISMA & OMB Memorandum M-07-16***

Pavich, Megan (Law)

Subject: FW: Rule 14a-8 Proposal (ALL)
Attachments: CCE00002.pdf

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Wednesday, November 24, 2010 06:12 PM
To: McGinn, Mary (Law Dept)
Subject: Rule 14a-8 Proposal (ALL)

Dear Ms. McGinn,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Chris Rossi

Chris Rossi

FISMA & OMB Memorandum M-07-16

Mr. Thomas J. Wilson
Chairman of the Board
The Allstate Corporation (ALL)
2775 Sanders Rd
Northbrook IL 60062
Phone: 847 402-5000

NOVEMBER 24, 2010 REVISION

Dear Mr. Wilson,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Chris Rossi

10/04/10
Date

cc: Mary J. McGinn <mmcginn@allstate.com>
Corporate Secretary
FX: 847-326-7524
FX: 847 326-9722

[ALL: Rule 14a-8 Proposal, October 21, 2010, November 24, 2010 Revision]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual shareholder meeting.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and equity pay awards and should address the permissibility of transactions such as hedging which are not sales but reduce the risk of loss to executives.

There is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant stock obtained through executive pay plans after employment termination would focus executives on our company's long-term success and would better align their interests with shareholders. In the current financial crisis, it is imperative that companies reshape their executive pay practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Three of our directors were marked as "Flagged (Problem) Directors" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. This was compounded by these 3 directors holding 6 seats on our 3 most important board committees: Judith Sprieser due to her involvement the USG Corp. bankruptcy, James Farrell due to his involvement with the UAL Corp. bankruptcy and Ronald LeMay due to his involvement with the failed Sprint merger with WorldCom that nonetheless led to accelerating $1.7 billion in stock options.

Directors Sprieser and Farrell (above) plus John Riley and Joshua Smith attracted our highest negative votes. Messrs. Riley and Smith in turn held 4 seats on our 3 most important board committees. Directors Sprieser and Greenberg served on 5 or more boards each – over-extension concern.

Thomas Wilson was paid $10 million and The Corporate Library said there was a lack of long-term incentives tied to actual long-term performance.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes: Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

B-1	The Allstate Corporation 2009 Equity Incentive Plan
B-2	The Allstate Corporation Form of Option Award Agreement
B-3	The Allstate Corporation Form of Restricted Stock Unit Award Agreement

THE ALLSTATE CORPORATION
2009 EQUITY INCENTIVE PLAN

Article 1. Establishment, Purpose and Duration

1.1 *Establishment of the Plan.* The Allstate Corporation, a Delaware corporation (hereinafter referred to as the "Company"), hereby establishes an incentive compensation plan for employees, as set forth in this document. The Plan permits the grant of nonqualified stock options (NQSOs), incentive stock options (ISOs), stock appreciation rights (SARs), unrestricted stock, restricted stock, restricted stock units, performance units, performance stock and other awards.

The Plan was formerly known as "The Allstate Corporation 2001 Equity Incentive Plan." The Plan was approved by the Board of Directors on March 13, 2001 and became effective when approved by the Company's stockholders on May 15, 2001 (the "Effective Date"). The Plan was amended by the Board of Directors on March 9, 2004. On March 14, 2006 the Plan was amended and restated effective upon approval by stockholders at the 2006 Annual Meeting of Stockholders on May 16, 2006. The Plan was further amended and restated by the Board at meetings held on September 10, 2006, February 20, 2007, and September 15, 2008. On March 10, 2009, the Plan was amended, restated and renamed as "The Allstate Corporation 2009 Equity Incentive Plan," effective upon approval by stockholders at the 2009 Annual Meeting of Stockholders on May 19, 2009, and shall thereafter remain in effect as provided in Section 1.3 herein.

1.2 *Purpose of the Plan.* The primary purpose of the Plan is to provide a means by which employees of the Company and its Subsidiaries can acquire and maintain stock ownership, thereby strengthening their commitment to the success of the Company and its Subsidiaries and their desire to remain employed by the Company and its Subsidiaries. The Plan also is intended to attract and retain employees and to provide such employees with additional incentive and reward opportunities designed to encourage them to enhance the profitable growth of the Company and its Subsidiaries.

1.3 *Duration of the Plan.* The Plan shall commence on the Effective Date, as described in Section 1.1 herein, and shall remain in effect subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article 15 herein, until all Stock subject to it shall have been purchased or acquired according to the Plan's provisions.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when such meaning is intended, the initial letter of the word is capitalized:

2.1 *Award* means, individually or collectively, a grant under the Plan of NQSOs, ISOs, SARs, Unrestricted Stock, Restricted Stock, Restricted Stock Units, Performance Units, Performance Stock or any other type of award permitted under Article 10 of the Plan.

2.2 *Award Agreement* means an agreement setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan.

2.3 *Base Value* of an SAR means the Fair Market Value of a share of Stock on the date the SAR is granted.

2.4 *Board* or *Board of Directors* means the Board of Directors of the Company.

2.5 *Code* means the Internal Revenue Code of 1986, as amended from time to time.

2.6 *Committee* means the committee, as specified in Article 3, appointed by the Board to administer the Plan.

2.7 *Company* means The Allstate Corporation, a Delaware corporation, or any successor thereto as provided in Article 18 herein.

2.8 *Covered Employee* means any Participant who would be considered a "covered employee" for purposes of Section 162(m) of the Code.

2.9 *Disability* means an impairment which renders a Participant disabled within the meaning of Code Section 409A(a)(2)(C).

2.10 *Dividend Equivalent* means, with respect to Stock subject to an Award (other than an Option or SAR), a right to be paid an amount equal to cash dividends, other than large, nonrecurring cash dividends, declared on an equal number of outstanding shares of Stock.

2.11 *Eligible Person* means a Person who is eligible to participate in the Plan, as set forth in Section 5.1 herein.

2.12 *Employee* means an individual who is paid on the payroll of the Company or of one of the Company's Subsidiaries, who is not covered by any collective bargaining agreement to which the Company or any of its Subsidiaries is a party, and is classified on the employer's human resource payroll system as a regular full-time or regular part-time employee.

2.13 *Exchange Act* means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

2.14 *Exercise Period* means the period during which an SAR or Option is exercisable, as set forth in the related Award Agreement.

2.15 *Fair Market Value* means the price at which a share of the Stock was last sold in the principal United States market for the Stock as of the date for which fair market value is being determined.

2.16 *Family Member* means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, or sibling, including adoptive relationships, a trust in which these persons have more than fifty (50) percent of the beneficial interest, a foundation in which these persons (or the

Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than fifty (50) percent of the voting interests.

2.17 *Freestanding SAR* means an SAR that is not a Tandem SAR.

2.18 *Full-Value Award* means an Award granted on or after May 19, 2009, other than an Option or a SAR.

2.19 *Incentive Stock Option* or *ISO* means an option to purchase Stock, granted under Article 6 herein, which is designated as an Incentive Stock Option and satisfies the requirements of Section 422 of the Code.

2.20 *Minimum Consideration* means the $.01 par value per share or such larger amount determined pursuant to resolution of the Board to be capital within the meaning of Section 154 of the Delaware General Corporation Law.

2.21 *Nonqualified Stock Option* or *NQSO* means an option to purchase Stock, granted under Article 6 herein, which is not intended to be an Incentive Stock Option under Section 422 of the Code.

2.22 *Option* means an Incentive Stock Option or a Nonqualified Stock Option.

2.23 *Option Exercise Price* means the price at which a share of Stock may be purchased by a Participant pursuant to an Option, as determined by the Committee and set forth in the Option Award Agreement.

2.24 *Participant* means an Eligible Person who has outstanding an Award granted under the Plan.

2.25 *Performance-Based Compensation* means an Award intended to qualify for the exemption from the limitation on deductibility imposed by Section 162(m) of the Code as set forth in Section 162(m)(4)(C) of the Code.

2.26 *Performance Goals* means the performance goals established by the Committee, which shall be based on one or more of the following measures: sales, revenues, premiums, financial product sales, earnings per share, stockholder return and/or value, funds from operations, operating income, gross income, net income, combined ratio, underwriting income, cash flow, return on equity, return on capital, return on assets, values of assets, market share, net earnings, earnings before interest, operating ratios, stock price, customer satisfaction, customer retention, customer loyalty, strategic business criteria based on meeting specified revenue goals, market penetration goals, investment performance goals, business expansion goals or cost targets, accomplishment of mergers, acquisitions, dispositions or similar extraordinary business transactions, profit returns and margins, financial return ratios, market performance and/or risk-based capital goals or returns. Performance Goals may be based solely on a corporate, subsidiary, business unit or other grouping basis, or a combination thereof. Performance Goals may reflect absolute entity performance or a relative comparison of entity performance to the performance of a peer group of entities or other external measure.

2.27 *Performance Period* means the time period during which Performance Unit/Performance Stock Performance Goals must be met.

2.28 *Performance Stock* means an Award described in Article 9 herein.

2.29 *Performance Unit* means an Award described in Article 9 herein.

2.30 *Period of Restriction* means the period during which the transfer of Restricted Stock or Restricted Stock Units is limited in some way, as provided in Article 8 herein.

2.31 *Person* means any individual, sole proprietorship, partnership, joint venture, limited liability company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, entity or government instrumentality, division, agency, body or department.

2.32 *Plan* means The Allstate Corporation 2009 Equity Incentive Plan.

2.33 *Qualified Restricted Stock* means an Award of Restricted Stock designated as Qualified Restricted Stock by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.34 *Qualified Restricted Stock Unit* means an Award of Restricted Stock Units designated as Qualified Restricted Stock Units by the Committee at the time of grant and intended to qualify as Performance-Based Compensation.

2.35 *Reload Option* means an additional Option related to Options awarded prior to 2004 as described in Article 6 herein.

2.36 *Restricted Stock* means an Award described in Article 8 herein.

2.37 *Restricted Stock Unit* means an Award described in Article 8 herein.

2.38 *Retirement* means a Participant's termination from employment with the Company or a Subsidiary at the Participant's Early, Normal or Health Retirement Date, as applicable.

(a) *Early Retirement Date* -- shall mean the date prior to the Participant's Normal Retirement Date on which a Participant terminates employment, if such termination date occurs on or after the Participant attains age fifty-five (55) with twenty (20) years of service and such retirement is in accordance with the voluntary early retirement policy of the Company or the Subsidiary with which the Participant is employed on the date of termination of employment.

(b) *Normal Retirement Date* -- shall have the meaning given to it by the Company or the Subsidiary with which the Participant is employed on the date of termination of employment, provided that such termination is voluntary and occurs on or after the Participant attains age sixty (60) with at least one (1) year of service at termination of employment.

(c) *Health Retirement Date* -- shall mean the date on which the Participant terminates employment for health reasons (as determined under the human resource policy of the Company or the Subsidiary with which the Participant is employed on the date of termination of employment), provided that such termination date occurs on or after the Participant attains age fifty (50) but before the Participant attains age sixty (60), with at least ten (10) years of continuous service at termination of employment.

2.39 *Section 409A* shall have the meaning set forth in Section 19.5 herein.

2.40 *Section 16 Officer* means any Participant who is an "officer" of the Company or a Subsidiary as that term is defined in Rule 16a-1(f) under the Exchange Act.

2.41 *Securities Act* means the Securities Act of 1933, as amended.

2.42 *Stock* means the common stock, $.01 par value, of the Company.

2.43 *Stock Appreciation Right* or *SAR* means a right, granted alone or in connection with a related Option, designated as an SAR, to receive a payment on the day the right is exercised, pursuant to the terms of Article 7 herein. Each SAR shall be denominated in terms of one share of Stock.

2.44 *Subsidiary* means any corporation, business trust, limited liability company or partnership with respect to which the Company owns, directly or indirectly, Voting Securities representing more than 50% of the aggregate Voting Power of the then-outstanding Voting Securities.

2.45 *Tandem SAR* means an SAR that is granted in connection with a related Option, the exercise of which shall require forfeiture of the right to purchase Stock under the related Option (and when Stock is purchased under the Option, the Tandem SAR shall be similarly canceled).

2.46 *Termination of Employment* occurs the first day on which an individual is for any reason no longer employed by the Company or any of its Subsidiaries, or with respect to an individual who is an Employee of a Subsidiary, the first day on which the Company no longer owns, directly or indirectly, Voting Securities possessing at least 50% of the Voting Power of such Subsidiary. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment. Notwithstanding anything herein to the contrary, no issuance of Stock or payment of cash shall be made upon a Termination of Employment with respect to any Award that constitutes deferred compensation for purposes of Section 409A unless the Termination of Employment constitutes a "separation from service" as that term is used in Section 409A(a)(2)(A)(i) of the Code.

2.47 *Unrestricted Stock* means an Award of Stock not subject to restrictions described in Article 8 herein.

2.48 *Voting Power* for purposes of Sections 2.44 and 2.46 means the combined voting power of the then-outstanding Voting Securities entitled to vote generally in the election of directors.

2.49 *Voting Securities* of a corporation means securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

Article 3. Administration

3.1 *The Committee.* The Plan shall be administered by the Compensation and Succession Committee or such other committee (the "Committee") as the Board of Directors shall select, consisting solely of two or more nonemployee members of the Board. The members of the Committee shall be appointed from time to time by, and shall serve at the discretion of, the Board of Directors.

3.2 *Authority of the Committee.* The Committee shall have full power except as limited by law, the articles of incorporation or the bylaws of the Company, subject to such other restricting limitations or directions as may be imposed by the Board and subject to the provisions herein, to determine the Eligible Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; to determine the terms and conditions of such Awards; to assess whether Performance Goals have been met; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend or waive rules and regulations for the Plan's administration; to amend the terms and conditions of any outstanding Award, including but not limited to amendments with respect to exercisability and non-forfeitability of Awards upon a Termination of Employment; to make such adjustments or modifications to Awards to Participants working outside the United States as are necessary or advisable to fulfill the purposes of the Plan; to accelerate the exercisability of, and to accelerate or waive any or all of the restrictions and conditions applicable to, any Award; and to authorize any action of or make any determination by the Company as the Committee shall deem necessary or advisable for carrying out the purposes of the Plan; provided, however, that the Committee may not amend the terms and conditions of any outstanding Award so as to adversely affect in any material way such Award without the written consent of the Participant holding such Award (or if the Participant is not then living, the Participant's personal representative or estate), unless such amendment is required by applicable law; and provided, further, that any discretion exercised by the Committee pursuant to Section 4.2 and the following paragraph of this Section 3.2 shall not be deemed to adversely affect in any material way an Award. The Committee may designate which Subsidiaries participate in the Plan and may authorize foreign Subsidiaries to adopt plans as provided in Article 14. Further, the Committee shall interpret and make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder.

If the Committee determines it is in the best interest of the Company's stockholders to cancel any Awards granted hereunder, it may, in its discretion, elect at any time to cancel all or any of the Awards granted hereunder and pay the holders of any such Awards an amount (payable in such proportion as the Committee may determine in cash or in Stock (valued at the Fair Market Value of a share of Stock on the date of cancellation of such Award)) equal to (i) for Options, the number of shares of Stock subject to such cancelled Option, multiplied by the amount (if any) by which the Fair Market Value of Stock on the date of cancellation of the Option exceeds the Option Exercise Price; (ii) for Restricted Stock or Performance Stock, the number of shares of Restricted Stock or Performance Stock multiplied by the Fair Market Value of Stock on the date of cancellation of the Award; and (iii) for Restricted Stock Units or Performance Units, the number of units multiplied by an amount not less than the initial value thereof; provided, however, the Committee shall not exercise discretion and pay the holder of any Award in cash or Stock to the extent such Award constitutes deferred compensation for purposes of Section 409A. Amounts payable may be prorated based upon the number of months elapsed in any related vesting period or Performance Period, in the sole discretion of the Committee. Except in connection with a corporate transaction involving the Company (including, without limitation, any stock dividend, stock split, large, nonrecurring cash dividend, recapitalization, reorganization, merger, consolidation, spin-off or other transaction or event described in Section 4.2), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs or to cancel outstanding Options or SARs in exchange for other Awards or Options or SARs with an Option Exercise Price or Base Value, as applicable, that is less than the Option Exercise Price or Base Value of the original Options or SARs, without stockholder approval.

3.3 *Delegation of Authority.* Notwithstanding the general authority of the Committee to grant Awards under the Plan, the Board may, by resolution, expressly delegate to another committee, established by the Board and consisting of one or more employee or non-employee directors, the authority, within parameters specified by the Board, to determine the Eligible Persons to receive Awards; to determine when Awards may be granted and to grant Awards under the Plan; to determine the size and types of Awards; and to determine the terms and conditions of such Awards; provided, however that such committee may not grant Awards to Eligible Persons who (i) are subject to Section 16 of the Exchange Act at the time of grant, or (ii) are at the time of grant, or are anticipated to become during the term of the Award, "covered employees" as defined in Section 162(m)(3) of the Code. Such committee shall report regularly to the Committee, who shall report to the Board, regarding any Awards so granted.

3.4 *Delivery of Stock by Company; Restrictions on Stock.* Notwithstanding any other provision of the Plan, the Company shall have no liability to deliver any Stock or benefits under the Plan unless such delivery would comply with all applicable laws (including, without limitation, the Code, the Securities Act, and the Exchange Act) and applicable requirements of any securities exchange or similar entity and unless the Participant's tax obligations have been satisfied as set forth in Article 16.

The Committee may impose such restrictions on any Stock acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Stock is then listed and/or traded and with any blue sky or state securities laws applicable to such Stock.

3.5 *Decisions Binding*. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, Eligible Persons, Employees, Participants and their estates. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award.

3.6 *Costs*. The Company shall pay all costs of administration of the Plan.

Article 4. Stock Subject to the Plan

4.1 *Number of Shares*. Subject to Section 4.2 herein, the maximum number of shares of Stock available for grant under the Plan shall be 70,380,000 shares (which includes the 37,000,000 shares originally provided in the Plan as approved by stockholders in 2001, as increased to 49,000,000 shares as approved by stockholders in 2006) plus any shares of Stock remaining for awards pursuant to the terms of The Allstate Corporation Equity Incentive Plan. The number of shares of Stock to which an Award pertains shall be counted against the maximum share limitation of this Section 4.1 as two and one-tenth (2.1) shares of Stock for each Full Value Award and as one (1) share of Stock for each other type of Award. Shares of Stock underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares of Stock that are potentially deliverable under an Award that expires or is cancelled, forfeited, settled in cash or otherwise settled without delivery of shares of Stock shall not be treated as having been issued under the Plan. With respect to an SAR that is settled in Stock, the full number of shares underlying the exercised portion of the SAR shall be treated as having been issued under the Plan, regardless of the number of shares used to settle the SAR upon exercise. Shares of Stock that are tendered or withheld to satisfy tax withholding obligations related to an Award or to satisfy the Option Exercise Price related to an Option or other Award shall be deemed to be shares of Stock issued under the Plan. If, before June 30, 2003, the Option Exercise Price is satisfied by tendering Stock, only the number of shares issued net of the shares tendered shall be deemed issued under the Plan. For avoidance of doubt, if a share of Stock that underlies an Award other than a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with one share of Stock, and if a share of Stock pertaining to a Full-Value Award was counted against the maximum share limitation of this Section 4.1 and pursuant to this Section 4.1 subsequently is treated as having not been issued under the Plan, the maximum share limitation of this Section 4.1 shall be credited with 2.1 shares of Stock. Stock granted pursuant to the Plan may be (i) authorized but unissued shares of common stock or (ii) treasury stock.

4.2 *Adjustments in Authorized Stock and Awards*. In the event of any equity restructuring (within the meaning of Financial Accounting Standards No. 123 (revised 2004)) that causes the per share value of shares of Stock to change, such as a stock dividend, stock split, spin off, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause there to be made an equitable adjustment to (i) the number and kind of shares available for grant under the Plan, (ii) the number of shares or Awards that may be granted to any individual under the Plan or that may be granted pursuant to any Articles or types of Awards and (iii) the number and kind of shares or units subject to and the Option Exercise Price or Base Value (if applicable) of any then outstanding Awards of or related to shares of Stock. In the event of any other change in corporate capitalization, such as a merger, consolidation, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence shall be made as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights. In either case, any such adjustment shall be conclusive and binding for all purposes of the Plan. Unless otherwise determined by the Board upon recommendation of the Committee, the number of shares of Stock subject to an Award shall always be a whole number. In no event shall an outstanding Option or SAR be amended for the sole purpose of reducing the Option Exercise Price or Base Value thereof, without stockholder approval. Notwithstanding the foregoing, (i) each such adjustment with respect to an Incentive Stock Option shall comply with the rules of Section 424(a) of the Code and (ii) in no event shall any adjustment be made which would render any Incentive Stock Option granted hereunder to be other than an incentive stock option for purposes of Section 422 of the Code.

4.3 *Award Limitations*. Subject to Section 4.2 above, the following limitations shall apply to Awards intended to qualify as Performance-Based Compensation: (i) the total number of shares of Stock with respect to which Options or SARs may be granted in any calendar year to any Participant shall not exceed 4,000,000 shares; (ii) the total number of shares of Qualified Restricted Stock or Qualified Restricted Stock Units that may be granted in any calendar year to any Participant shall not exceed 3,000,000 shares or Units, as the case may be; (iii) the total number of shares of Performance Stock that may be granted in any calendar year to any Participant shall not exceed 4,000,000 shares and the maximum amount that may be paid pursuant to Performance Units granted in any one calendar year to any Participant shall not exceed $10,000,000; (iv) the total number of shares of Stock granted pursuant to Article 10 herein in any calendar year to any Participant shall not exceed 4,000,000 shares; (v) the total cash Award that may be paid pursuant to an Award granted under Article 10 herein in any calendar year to any Participant shall not exceed $10,000,000; and (vi) the aggregate value of cash dividends (other than large, nonrecurring cash dividends) or Dividend Equivalents that a Participant may receive in any calendar year shall not exceed $11,500,000.

The maximum number of shares of Stock that may be issued pursuant to Incentive Stock Options shall be 5,500,000 shares.

Article 5. Eligibility and Participation

5.1 *Eligibility*. Persons eligible to participate in the Plan ("Eligible Persons") include all Employees of the Company and its Subsidiaries, as determined by the Committee.

5.2 *Actual Participation*. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Persons those to whom Awards shall be granted.

Article 6. Stock Options

6.1 *Grant of Options*. Subject to the terms and conditions of the Plan, Options may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Stock subject to Options granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Options. The Committee may grant ISOs, NQSOs or a combination thereof.

6.2 *Option Award Agreement.* Each Option grant shall be evidenced by an Option Award Agreement that shall specify the Option Exercise Price, the term of the Option (which shall not be greater than ten (10) years), the number of shares of Stock to which the Option pertains, the Exercise Period and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control. The Option Award Agreement shall also specify whether the Option is intended to be an ISO or NQSO. The Option Exercise Price shall not be less than 100% of the Fair Market Value of the Stock on the date of grant. No Dividend Equivalents shall be provided with respect to Options.

6.3 *Exercise of and Payment for Options.* Options granted under the Plan shall be exercisable at such times and shall be subject to such restrictions and conditions as the Committee shall in each instance approve.

A Participant may exercise an Option at any time during the Exercise Period. Options shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of shares of Stock with respect to which the Option is to be exercised, accompanied by provision for full payment of the Stock.

The Option Exercise Price shall be payable: (i) in cash or its equivalent, (ii) by tendering (by actual delivery of shares or by attestation) previously acquired Stock (owned for at least six months) having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, (iii) by broker-assisted cashless exercise, (iv) with respect to Options granted on and after May 16, 2006, by share withholding or (v) by a combination of (i), (ii), (iii) and/or (iv).

Options may not be exercised for less than 25 shares of Stock unless the exercise represents the entire remaining balance of the Award.

Stock received upon exercise of an Option may be granted subject to restrictions deemed appropriate by the Committee.

6.4 *Reload Options Related to Options Granted Prior to 2004.* The Committee may provide in an Award Agreement with respect to an Option granted prior to 2004 that a Participant who exercises all or any portion of an Option with Stock which has a Fair Market Value equal to not less than 100% of the Option Exercise Price for such Option shall be granted, subject to Article 4, an additional option ("Reload Option") for a number of shares of Stock equal to the sum ("Reload Number") of the number of shares of Stock tendered in payment of the Option Exercise Price for the Options plus, if so provided by the Committee, the number of shares of Stock, if any, retained by the Company in connection with the exercise of the Options to satisfy any federal, state or local tax withholding requirements. Reload Options may not be included in any Option Awards granted in 2004 or later.

To the extent that a Reload Option is granted upon exercise of Options granted prior to 2004, the Reload Options shall be subject to the following terms and conditions:

(i) the grant date for each Reload Option shall be the date of exercise of the Option to which it relates;

(ii) subject to (iii) below, the Reload Option, upon vesting, may be exercised at any time during the unexpired term of the Option to which it relates (subject to earlier termination thereof as provided in the Plan and in the applicable Award Agreement); and

(iii) the terms of the Reload Option shall be the same as the terms of the Option to which it relates, except that (A) the Option Exercise Price shall be the Fair Market Value of the Stock on the grant date of the Reload Option and (B) the Reload Option shall be subject to new vesting provisions, commencing one (1) year after the grant date of the Reload Option and vesting upon the same schedule as the Option to which it relates.

Reload Options may not be granted to Participants who exercise Options after a Termination of Employment.

Stock subject to this Plan may be used for Reload Options granted under The Allstate Corporation Equity Incentive Plan.

6.5 *Termination.* Each Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), shall be included in the Option Award Agreement entered into with Participants, need not be uniform among all Options granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the Option Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

6.6 *Transferability of Options.* Except as otherwise determined by the Committee, all Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant, and no Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. ISOs are not transferable other than by will or by the laws of descent and distribution. The Committee shall have the authority, in its discretion, to grant (or to sanction by way of amendment to an existing Award) Nonqualified Stock Options, the vested portions of which may be transferred by the Participant during his lifetime to any Family Member. A transfer of an Option pursuant hereto may only be effected by the Company at the written request of a Participant and shall become effective only when recorded in the Company's record of outstanding Options. In the event an Option is transferred as contemplated herein, any Reload Options associated with such transferred Option shall terminate, and such transferred Option may not be subsequently transferred by the transferee except by will or the laws of descent and distribution. Otherwise, a transferred Option shall continue to be governed by and subject to the terms and limitations of the Plan and the relevant Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if no transfer had taken place. In no event shall an Option be transferred for consideration.

Article 7. Stock Appreciation Rights

7.1 *Grant of SARs.* Subject to the terms and conditions of the Plan, an SAR may be granted to an Eligible Person at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs or any combination of these forms of SARs.

The Committee shall have complete discretion in determining the number of SARs granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs.

7.2 *SAR Award Agreement.* Each SAR grant shall be evidenced by an SAR Award Agreement that shall specify the number of SARs granted, the Base Value (which shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Stock on the date of grant), the term of the SAR (which shall not be greater than ten (10) years), the Exercise Period and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control. No Dividend Equivalents shall be provided with respect to SARs.

7.3 *Exercise and Payment of SARs.* Tandem SARs may be exercised for all or part of the Stock subject to the related Option upon the surrender of the right to exercise the equivalent portion of the related Option. A Tandem SAR may be exercised only with respect to the shares of Stock for which its related Option is then exercisable.

Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an ISO: (i) the Tandem SAR will expire no later than the expiration of the underlying ISO; (ii) the value of the payout with respect to the Tandem SAR may be for no more than one hundred percent (100%) of the difference between the Option Exercise Price of the underlying ISO and the Fair Market Value of the shares of Stock subject to the underlying ISO at the time the Tandem SAR is exercised; (iii) the Tandem SAR may be exercised only when the Fair Market Value of the shares of Stock subject to the ISO exceeds the Option Exercise Price of the ISO; and (iv) the Tandem SAR may be transferred only when the underlying ISO is transferable, and under the same conditions.

Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

A Participant may exercise an SAR at any time during the Exercise Period. SARs shall be exercised by the delivery of a written notice of exercise to the Company, or such method acceptable to the Company, setting forth the number of SARs being exercised. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount equal to the product of:

(a) the excess of (i) the Fair Market Value of a share of Stock on the date of exercise over (ii) the Base Value multiplied by

(b) the number of shares of Stock with respect to which the SAR is exercised.

At the sole discretion of the Committee, the payment to the Participant upon SAR exercise may be in cash, in shares of Stock of equivalent value or in some combination thereof.

7.4 *Termination.* Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the SAR Award Agreement entered into with Participants, need not be uniform among all SARs granted pursuant to the Plan or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the SAR Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

7.5 *Transferability of SARs.* Except as otherwise determined by the Committee, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her legal representative, and no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of an SAR, in no event shall an SAR be transferred for consideration.

Article 8. Unrestricted Stock, Restricted Stock and Restricted Stock Units

8.1 *Grant of Unrestricted Stock, Restricted Stock and Restricted Stock Units.* Subject to the terms and conditions of the Plan, Unrestricted Stock, Restricted Stock and/or Restricted Stock Units may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of shares of Unrestricted Stock, Restricted Stock and/or Restricted Stock Units granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

In addition, the Committee may, prior to or at the time of grant, designate an Award of Restricted Stock or Restricted Stock Units as Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, in which event it will condition the grant or vesting, as applicable, of such Qualified Restricted Stock or Qualified Restricted Stock Units, as the case may be, upon the attainment of the Performance Goals selected by the Committee.

8.2 *Unrestricted Stock, Restricted Stock/Restricted Stock Unit Award Agreement.* Each grant of Unrestricted Stock, Restricted Stock and/or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the number of shares of Unrestricted Stock, Restricted Stock and/or Restricted Stock Units granted, the initial value (if applicable), the Period or Periods of Restriction (if applicable), and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control.

8.3 *Transferability.* Restricted Stock and Restricted Stock Units granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement. During the applicable Period of Restriction, all rights with respect to the Restricted Stock and Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant or his or her legal representative.

8.4 *Certificates.* No certificates representing Stock shall be delivered to a Participant until such time as all restrictions applicable to such shares have been satisfied.

8.5 *Removal of Restrictions.* Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to receive a certificate.

Payment of Restricted Stock Units shall be made after the last day of the Period of Restriction applicable thereto. The Committee, in its sole discretion, may pay Restricted Stock Units in cash or in shares of Stock of equivalent value (or in some combination thereof).

8.6 *Voting Rights.* During the Period of Restriction, Participants may exercise full voting rights with respect to the Restricted Stock.

8.7 *Dividends and Other Distributions.* Subject to the Committee's right to determine otherwise at the time of grant, during the Period of Restriction, Participants shall receive all cash dividends, other than large, nonrecurring cash dividends, paid with respect to the Restricted Stock while they are so held. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant promptly after the full vesting of the Restricted Stock with respect to which such distributions were made.

Rights, if any, to Dividend Equivalents on Restricted Stock Units shall be established by the Committee at the time of grant and set forth in the Award Agreement.

8.8 *Termination.* Each Restricted Stock/Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive Restricted Stock and/or a Restricted Stock Unit payment following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock/Restricted Stock Units or among Participants and may reflect distinctions based on the reasons for termination.

To the extent the Restricted Stock/Restricted Stock Unit Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

Article 9. Performance Units and Performance Stock

9.1 *Grant of Performance Units and Performance Stock.* Subject to the terms and conditions of the Plan, Performance Units and/or Performance Stock may be granted to an Eligible Person at any time and from time to time, as shall be determined by the Committee.

The Committee shall have complete discretion in determining the number of Performance Units and/or shares of Performance Stock granted to each Eligible Person (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards.

9.2 *Performance Unit/Performance Stock Award Agreement.* Each grant of Performance Units and/or shares of Performance Stock shall be evidenced by a Performance Unit and/or Performance Stock Award Agreement that shall specify the number of Performance Units and/or shares of Performance Stock granted, the initial value (if applicable), the Performance Period, the Performance Goals and such other provisions as the Committee shall determine, including but not limited to special provisions relating to a change of control and any rights to Dividend Equivalents.

9.3 *Value of Performance Units/Performance Stock.* Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. The value of a share of Performance Stock shall be equal to the Fair Market Value of the Stock. The Committee shall set Performance Goals in its discretion which, depending on the extent to which they are met, will determine the number and/or value of Performance Units/Performance Stock that will be paid out to the Participants.

9.4 *Earning of Performance Units/Performance Stock.* After the applicable Performance Period has ended, the Participant shall be entitled to receive a payout with respect to the Performance Units/Performance Stock earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved.

9.5 *Form and Timing of Payment of Performance Units/Performance Stock.* Payment of earned Performance Units/Performance Stock shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned Performance Units/Performance Stock in cash or in Stock (or in a combination thereof), which has an aggregate Fair Market Value equal to the value of the earned Performance Units/Performance Stock at the close of the applicable Performance Period. Such Stock may be granted subject to any restrictions deemed appropriate by the Committee.

9.6 *Termination.* Each Performance Unit/Performance Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive a Performance Unit/Performance Stock payment following termination of the Participant's employment with the Company and its Subsidiaries during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of Performance Units/Performance Stock or among Participants and may reflect distinctions based on reasons for termination.

To the extent the Performance Unit/Performance Stock Award Agreement does not set forth termination provisions, the provisions of Article 13 shall control.

9.7 *Transferability.* Except as otherwise determined by the Committee, a Participant's rights with respect to Performance Units/Performance Stock granted under the Plan shall be available during the Participant's lifetime only to such Participant or the Participant's legal representative and Performance Units/Performance Stock may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. To the extent the Committee permits the transfer of Performance Units/Performance Stock, in no event shall Performance Units/Performance Stock be transferred for consideration.

Article 10. Other Awards

The Committee shall have the right to grant other Awards which may include, without limitation, the payment of Stock in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee and the payment of Stock in lieu of cash under other Company incentive or bonus programs. Payment under or settlement of any such Awards shall be made in such manner and at such times as the Committee may determine.

Article 11. Deferrals

The Committee may, in its sole discretion, permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Stock that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 12. Rights of Participants

12.1 *Termination.* Nothing in the Plan shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate any Participant's employment or other relationship with the Company or any Subsidiary at any time, for any reason or no reason in the Company's or the Subsidiary's sole discretion, nor confer upon any Participant any right to continue in the employ of, or otherwise in any relationship with, the Company or any Subsidiary.

12.2 *Participation.* No Eligible Person shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award.

12.3 *Limitation of Implied Rights.* Neither a Participant nor any other Person shall, by reason of the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary whatsoever, including, without limitation, any specific funds, assets or other property which the Company or any Subsidiary, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary. Nothing contained in the Plan shall constitute a guarantee that the assets of such companies shall be sufficient to pay any benefits to any Person.

Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any right as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights.

12.4 *Waiver*. Each Participant, by acceptance of an Award, waives all rights to specific performance or injunctive or other equitable relief and acknowledges that he has an adequate remedy at law in the form of damages.

Article 13. Termination of Employment

13.1 *Options*. If a Participant has a Termination of Employment, then, unless otherwise provided by the Committee or in the Award Agreement, the following provisions shall apply:

(i) if the Participant's Termination of Employment is on account of death or Disability, then all outstanding Options, to the extent not vested, shall vest, and all outstanding Options may be exercised, in whole or in part, by the Participant (or his personal representative, estate or transferee, as the case may be) at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) the second anniversary of the date of such Termination of Employment;

(ii) if the Participant's Termination of Employment is on account of Retirement at the Normal Retirement Date or Health Retirement Date, unvested Options shall continue to vest in accordance with their terms, and all outstanding Options, when vested, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) the fifth anniversary of the date of such Termination of Employment; provided, however, if the Participant dies after such Termination of Employment, then all outstanding Options, to the extent not vested, shall vest, and all outstanding Options may be exercised, in whole or in part, by the Participant's personal representative, estate or transferee, as the case may be at any time on or before the earlier to occur of (x) the Expiration Date of the Option; (y) the second anniversary of the date of death; and (z) the fifth anniversary of the date of such Termination of Employment;

(iii) if the Participant's Termination of Employment is on account of Retirement at the Early Retirement Date, unvested Options shall be forfeited, and Options, to the extent they are vested on the date of Termination of Employment, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) the fifth anniversary of the date of such Termination of Employment;

(iv) if the Participant's Termination of Employment is for any other reason, unvested Options shall be forfeited, and Options, to the extent they are vested on the date of Termination of Employment, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) three months after the date of such Termination of Employment; and

(v) if (A) the Participant's Termination of Employment is for any reason other than death, Disability, Normal Retirement, or Health Retirement and (B) the Participant dies after such Termination of Employment but before the date the Options must be exercised as set forth in subsections (iii) and (iv) above, unvested Options shall be forfeited and any Options, to the extent they are vested on the date of the Participant's death, may be exercised, in whole or in part, by the Participant's personal representative, estate or transferee, as the case may be, at any time on or before the earliest to occur of (x) the Expiration Date of the Option, (y) the second anniversary of the date of death and (z) the applicable anniversary of the Termination of Employment as set forth in subsections (iii) and (iv) above.

Reload Options may not be granted after a Termination of Employment.

13.2 *Other Awards.* If a Participant has a Termination of Employment, then, unless otherwise provided by the Committee or in the Award Agreement, all Awards other than Options shall terminate and be forfeited on the date of such Termination of Employment.

Article 14. Equity Incentive Plans of Foreign Subsidiaries

The Committee may authorize any foreign Subsidiary to adopt a plan for granting Awards ("Foreign Equity Incentive Plan") and awards granted under such Foreign Equity Incentive Plans may be treated as grants under the Plan, if the Committee so determines. Such Foreign Equity Incentive Plans shall have such terms and provisions as the Committee permits not inconsistent with the provisions of the Plan and which may be more restrictive than those contained in the Plan. Awards granted under such Foreign Equity Incentive Plans shall be governed by the terms of the Plan except to the extent that the provisions of the Foreign Equity Incentive Plans are more restrictive than the terms of the Plan, in which case such terms of the Foreign Equity Incentive Plans shall control.

Article 15. Amendment, Modification and Termination

The Board may, at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part, provided that no amendment shall be made which shall increase the total number of shares of Stock that may be issued under the Plan, materially modify the requirements for participation in the Plan, or materially increase the benefits accruing to Participants under the Plan, in each case unless such amendment is approved by the stockholders of the Company.

No termination, amendment or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein.

Article 16. Payment for Awards and Withholding

16.1 *Payment for Awards.* In the event a Participant elects to pay the Option Exercise Price or make payment for any other Award through tender of previously acquired Stock, (i) only a whole number of share(s) of Stock (and not fractional shares of Stock) may be tendered in payment,

(ii) such Participant must present evidence acceptable to the Company that he has owned any such shares of Stock tendered in payment (and that such shares of Stock tendered have not been subject to any substantial risk of forfeiture) for at least six months prior to the date of exercise and (iii) Stock must be tendered to the Company, either by actual delivery of the shares or by attestation. When payment is made by tender of Stock, the difference, if any, between the aggregate amount payable and the Fair Market Value of the share(s) of Stock tendered in payment (plus any applicable taxes) shall be paid by check. No Participant may tender shares of Stock having a Fair Market Value exceeding the aggregate Option Exercise Price or other payment due.

16.2 *Notification under Section 83(b).* The Committee may, on the grant date or any later date, prohibit a Participant from making the election described below. If the Committee has not prohibited such Participant from making such election, and the Participant shall, in connection with the exercise of any Option, or the grant of any share of Restricted Stock, make the election permitted under Section 83(b) of the Code (i.e., an election to include in such Participant's gross income in the year of transfer the amounts specified in Section 83(b) of the Code), such Participant shall notify the Company of such election within 10 days of filing notice of the election with the Internal Revenue Service, in addition to any filing and notification required pursuant to regulations issued under the authority of Section 83(b) of the Code.

16.3 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount (including any Stock withheld as provided below) sufficient to satisfy Federal, state and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan.

16.4 *Stock Withholding.* With respect to tax withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or Restricted Stock Units, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering Stock held by the Participant (by actual delivery of the shares or by attestation) or by having the Company withhold Stock having a Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing (or other method acceptable to the Company) and signed by the Participant. In the event a Participant fails to make an election by the date required, the Participant will be deemed to have made an election to have the Company withhold Stock having a Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction.

Article 17. Repayment of Awards and Non-Solicitation

17.1 *Restatements.* In the event of a restatement of the Company's financial results to correct a material error or inaccuracy resulting in whole or in part from the fraud or intentional misconduct of a Section 16 Officer, as determined by the Board or a committee thereof, the Board or the committee may, to the extent permitted by applicable law,

(i) cancel or cause to be cancelled any or all of the Section 16 Officer's outstanding Awards granted after May 19, 2009;

(ii) recover or cause to be recovered any or all "Proceeds" (as defined below) resulting from any sale or other disposition (including to the Company) of shares of Stock issued or issuable upon vesting, settlement or exercise, as the case may be, of any Award granted after May 19, 2009, plus a reasonable rate of interest; and/or

(iii) recover or cause to be recovered any cash paid or shares of Stock issued to the Participant in connection with any vesting, settlement or exercise of an Award granted after May 19, 2009, plus a reasonable rate of interest.

The term "Proceeds" means, with respect to any sale or other disposition (including to the Company) of shares of Stock acquired pursuant to an Award, an amount determined by the Committee, (a) in the case of an Award other than an Option, SAR or cash-settled Award, up to the amount equal to the Fair Market Value per share of Stock at the time of such sale or other disposition multiplied by the number of shares sold or disposed of, or (b) in the case of an Option or SAR, up to the amount equal to the number of shares of Stock sold or disposed of multiplied by the excess of the Fair Market Value per share of Stock at the time of such sale or disposition over the Option Exercise Price or Base Value, as applicable. The return of Proceeds is in addition to and separate from any other relief available to the Company or any other actions as may be taken by the Committee in its sole discretion. Any determination by the Committee with respect to the foregoing shall be final, conclusive and binding on all interested parties.

17.2 *Non-Solicitation.* While employed and for the one-year period following termination of employment, any Participant who has received an Award under the Plan shall not, directly or indirectly:

(i) other than in connection with the good-faith performance of his or her normal duties and responsibilities as an employee of the Company or any Subsidiary, encourage any employee or agent of the Company or any Subsidiary to terminate his or her relationship with the Company or any Subsidiary;

(ii) employ, engage as a consultant or adviser, or solicit the employment or engagement as a consultant or adviser of, any employee or agent of the Company or Subsidiary (other than by the Company or its Subsidiaries), or cause or encourage any Person to do any of the foregoing;

(iii) establish (or take preliminary steps to establish) a business with, or encourage others to establish (or take preliminary steps to establish) a business with, any employee or exclusive agent independent contractor of the Company or its Subsidiaries; or

(iv) interfere with the relationship of the Company or its Subsidiaries with, or endeavor to entice away from the Company or its Subsidiaries, any Person who or which at any time since the Participant's hire date was or is a material customer or material supplier of, or maintained a material business relationship with, the Company or its Subsidiaries.

If a Participant violates any of the non-solicitation provisions set forth above, to the extent permitted by applicable law, the Board or a committee thereof may, to the extent permitted by applicable law,

(i) cancel or cause to be cancelled any or all of the Participant's outstanding Awards granted after May 19, 2009;

(ii) recover or cause to be recovered any or all Proceeds resulting from any sale or other disposition (including to the Company) of shares of Stock issued or issuable upon vesting, settlement or exercise, as the case may be, of any Award granted after May 19, 2009 if the sale or disposition was effected on or after the date that is one year prior to the date on which the Participant first violated the non-solicitation provision(s); and/or

(iii) recover or cause to be recovered any cash paid or shares of Stock issued to the Participant in connection with any vesting, settlement or exercise of an Award granted after May 19, 2009 if the vesting, settlement or exercise occurred on or after the date that is one year prior to the date on which the Participant first violated the non-solicitation provision(s).

17.3 *No Limitation on Other Rights.* Nothing contained in this Article 17 shall be deemed to (i) limit any additional legal or equitable rights or remedies the Company may have under applicable law with respect to any Participant who may have caused or contributed to the Company's need to restate its financial results or who may have violated the non-solicitation provisions in the Plan or in any other plan, policy, agreement or arrangement or (ii) affect any other non-solicitation or other restrictive covenants to which a Participant is subject.

Article 18. Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise of all or substantially all of the business and/or assets of the Company.

Article 19. Legal Construction

19.1 *Gender and Number.* Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural.

19.2 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

19.3 *Requirements of Law.* The granting of Awards and the issuance of Stock under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

19.4 *Governing Law.* To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware, except with regard to conflicts of law provisions.

19.5 *Code Section 409A Compliance.* To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with the requirements of Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A") and the Plan and any Awards granted under the Plan shall be interpreted and construed in a manner consistent with such intent.

THE ALLSTATE CORPORATION
2009 EQUITY INCENTIVE PLAN
OPTION AWARD AGREEMENT

[Addressee]

In accordance with the terms of The Allstate Corporation 2009 Equity Incentive Plan (the "Plan"), pursuant to action of the Compensation and Succession Committee of the Board of Directors, The Allstate Corporation (the "Company") hereby grants to you (the "Participant"), subject to the terms and conditions set forth in this Option Award Agreement (including Annex A hereto and all documents incorporated herein by reference) the right and option (the "Option") to purchase from the Company the number of shares of its common stock, par value $.01 per share, set forth below:

Type of Option Granted:	Nonqualified
Number of Shares to which Option Pertains:	[________]
Date of Grant:	[________]
Option Exercise Price:	$________, which is the Fair Market Value on the Date of Grant
Vesting:	[______________________________________] (subject to Sections 2 and 4 of Annex A)]
Expiration Date:	Close of business on [________]
Exercise Period:	Date of Vesting through Expiration Date (subject to Section 2 of Annex A)

THIS OPTION IS SUBJECT TO FORFEITURE AS PROVIDED IN THIS OPTION AWARD AGREEMENT AND THE PLAN.

Further terms and conditions of the Award are set forth in Annex A hereto, which is an integral part of this Option Award Agreement.

All terms, provisions and conditions applicable to the Option Award Agreement set forth in the Plan and not set forth herein are hereby incorporated by reference. To the extent any provision hereof is inconsistent with a provision of the Plan, the provision of the Plan will govern. By accepting this Award, the Participant hereby acknowledges the receipt of a copy of this Option Award Agreement including Annex A and a copy of the Prospectus and agrees to be bound by all the terms and provisions hereof and thereto.

Thomas J. Wilson
Chairman, President and
Chief Executive Officer
THE ALLSTATE CORPORATION

Attachment: Annex A

ANNEX A

TO

THE ALLSTATE CORPORATION
2009 EQUITY INCENTIVE PLAN
OPTION AWARD AGREEMENT

Further Terms and Conditions of Award. It is understood and agreed that the Award of the Option evidenced by this Option Award Agreement to which this is annexed is subject to the following additional terms and conditions:

1. Exercise of Option. To the extent vested and subject to Section 2 below, the Option may be exercised in whole or in part from time to time by delivery of written notice (or other method acceptable to the Company) of exercise and payment to **Stock Option Record Office, The Allstate Corporation, 2775 Sanders Road, Ste F5, Northbrook, Illinois 60062, unless the Company advises the Participant to send the notice and payment to a different address or a designated representative.** Such notice and payment must be received not later than the Expiration Date, specifying the number of shares of Stock to be purchased. The minimum number of Shares to be purchased in a partial exercise shall be the lesser of 25 shares and the number of shares remaining unexercised under this Award. In the event that the Expiration Date falls on a day that is not a regular business day at the Company's executive offices in Northbrook, Illinois, such written notice must be delivered no later than the next regular business day following the Expiration Date.

The Option Exercise Price shall be payable: (a) in cash or its equivalent, (b) by tendering previously acquired Stock (owned for at least six months) having an aggregate Fair Market Value at the time of exercise equal to the total Option Exercise Price, (c) by broker-assisted cashless exercise, (d) by share withholding or (e) by a combination of (a), (b), (c) and/or (d).

With respect to tax withholding required upon exercise of the Option, the Participant may elect to satisfy such withholding requirements in whole or in part, by having Stock with a Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction withheld from the shares due upon Option exercise.

2. Termination of Employment. Except as otherwise specifically provided in Section 4 below upon the Participant's Termination of Employment, the following provisions shall apply:

(i) if the Participant's Termination of Employment is on account of death or Disability, then the Option, to the extent not vested, shall vest, and the Option may be exercised, in whole or in part, by the Participant (or his personal representative, estate or transferee, as the case may be) at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) the second anniversary of the date of such Termination of Employment;

(ii) if the Participant's Termination of Employment is on account of Retirement at the Normal Retirement Date or Health Retirement Date, the Option to the extent it is not vested, shall continue to vest in accordance with its terms, and when vested, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (v) the Expiration Date of the Option and (w) the fifth anniversary of the date of such Termination of Employment; provided, however, if the Participant dies after such Termination of Employment, then the Option, to the extent not vested, shall vest, and the Option may be exercised, in whole or in part, by the Participant's personal representative, estate or transferee, as the case may be at any time on or before the earlier to occur of (x) the Expiration Date of the Option; (y) the second anniversary of the date of death; and (z) the fifth anniversary of the date of such Termination of Employment;

(iii) if the Participant's Termination of Employment is on account of Retirement at the Early Retirement Date, any portion of the Option that is not vested shall be forfeited, and the Option, to the extent it is vested on the date of Termination of Employment, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) the fifth anniversary of the date of such Termination of Employment;

(iv) if the Participant's Termination of Employment is for any other reason, any portion of the Option that is not vested shall be forfeited, and the Option, to the extent it is vested on the date of Termination of Employment, may be exercised, in whole or in part, by the Participant at any time on or before the earlier to occur of (x) the Expiration Date of the Option and (y) three months after the date of such Termination of Employment; and

(v) if (A) the Participant's Termination of Employment is for any reason other than death, Disability, Normal Retirement, or Health Retirement and (B) the Participant dies after such Termination of Employment but before the date the Option must be exercised as set forth in subsections (iii) and (iv) above, any portion of the Option that is not vested shall be forfeited and the Option, to the extent it is vested on the date of the Participant's death, may be exercised, in whole or in part, by the Participant's personal representative, estate or transferee, as the case may be, at any time on or before the earliest to occur of (x) the Expiration Date of the Option, (y) the second anniversary of the date of death and (z) the applicable anniversary of the Termination of Employment as set forth in subsections (iii) through (iv) above.

3. Transferability of Options. Except as set forth in this Section 3, the Option shall be exercisable during the Participant's lifetime only by the Participant, and may not be assigned or transferred other than by will or the laws of descent and distribution. The Option, to the extent vested, may be transferred by the Participant during his lifetime to any "Family Member." A transfer of the Option pursuant to this Section 3 may only be effected by the Company at the written request of a Participant and shall be effective only when recorded in the Company's record of outstanding Options. Such transferred Option may not be subsequently transferred by the transferee except by will or the laws of descent and distribution. A transferred Option shall continue to be governed by and subject to the terms and limitations of the Plan and this Option Award Agreement, and the transferee shall be entitled to the same rights as the Participant, as if no transfer had taken place. In no event shall an Option be transferred for consideration.

4. Change of Control. Except as otherwise specifically provided in a written agreement with the Company to which the Participant is a party, the Option, to the extent not vested, shall vest on the date of a Change of Control, as defined in Section 8, and the Option may be exercised in whole or in part, subject to the time periods for exercise set forth in Section 2 of this Annex A.

5. Ratification of Actions. By accepting the Award or other benefit under the Plan, the Participant and each person claiming under or through him shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Award by the Company, the Board or the Compensation and Succession Committee.

6. Notices. Any notice hereunder to the Company shall be addressed to its Stock Option Record Office and any notice hereunder to the Participant shall be addressed to him at the address specified on this Option Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address.

7. Governing Law and Severability. To the extent not preempted by Federal law, this Option Award Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions. In the event any provision of the Option Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Option Award Agreement, and this Option Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

8. Definitions. In addition to the following definitions, capitalized terms not otherwise defined herein shall have the meanings given them in the Plan.

"Board Turnover" – see clause (c) of the definition of "Change of Control."

"Change of Control" means, except as otherwise provided at the end of this definition, the occurrence of any one or more of the following[1]:

(a) *(Voting Power)* any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons, ownership of stock of the Company possessing 30% or more of the combined voting power of all Voting Securities of the Company (such a Person or group that is not a Similarly Owned Company (as defined below), a "More than 30% Owner"), except that no Change of Control shall be deemed to have occurred solely by reason of such ownership by a corporation with respect to which both more than 70% of the common stock of such corporation and Voting Securities representing more than 70% of the combined voting power of the Voting Securities of such corporation are then owned, directly or indirectly, by the Persons who were the direct or indirect owners of the common stock and Voting Securities of the Company immediately before such acquisition in substantially the same proportions as their ownership, immediately before such acquisition, of the common stock and Voting Securities of the Company, as the case may be (a "Similarly Owned Company"); or

(b) *(Majority Ownership)* any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires ownership of more than 50% of the voting power of all Voting Securities of the Company or of the total fair market value of the stock of the Company (such a Person or group that is not a Similarly Owned Company, a "Majority Owner"), except that no Change of Control shall be deemed to have occurred solely by reason of such ownership by a Similarly Owned Company; or

---

1 The highlighted language conforms with Section 409A of the Internal Revenue Code. Provisions pertaining to the former definition of change of control have been omitted from this draft.

(c) *(Board Composition)* a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election ("Board Turnover"); or

(d) *(Reorganization)* the consummation of a merger, reorganization, consolidation, or similar transaction, or of a plan or agreement for the sale or other disposition of all or substantially all of the consolidated assets of the Company, or a plan of liquidation of the Company (any of the foregoing, a "Reorganization Transaction") that, does not qualify as an Exempt Reorganization Transaction.

Notwithstanding anything contained herein to the contrary: (i) no transaction or event shall constitute a Change of Control for purposes of this Agreement unless the transaction or event constituting the Change of Control also constitutes a change in the ownership of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)), a change in effective control of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vi)) or a change in the ownership of a substantial portion of the assets of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vii)); and (ii) no sale or disposition of one or more Subsidiaries ("Sale Subsidiary") or the assets thereof shall constitute a Change of Control for purposes of this Agreement if the investments in and advances by the Company and its Subsidiaries (other than the Sale Subsidiaries) to such Sale Subsidiary as of immediately prior to the sale or disposition determined in accordance with Generally Accepted Accounting Principles ("GAAP") (but after intercompany eliminations and net of the effect of intercompany reinsurance) are less than 51% of the Consolidated Total Shareholders' Equity of the Company as of immediately prior to the sale or disposition. Consolidated Total Shareholders' Equity means, at any date, the total shareholders' equity of the Company and its Subsidiaries at such date, as reported in the consolidated financial statements prepared in accordance with GAAP.

"Exempt Reorganization Transaction" means a Reorganization Transaction that fails to result in (a) any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) becoming a More than 30% Owner or a Majority Owner, (b) Board Turnover, or (c) a sale or disposition to any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) of the assets of the Company that have a total Gross Fair Market Value equal to at least forty percent (40%) of the total Gross Fair Market Value of all of the assets of the Company immediately before such transaction.

"Gross Fair Market Value" means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

"Majority Owner" – see clause (b) of the definition of "Change of Control."

"More than 30% Owner" – see clause (a) of the definition of "Change of Control."

"Reorganization Transaction" -- see clause (d) of the definition of "Change of Control."

"Similarly Owned Company" -- see clause (a) of the definition of "Change of Control."

"Voting Securities" of a corporation means securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

THE ALLSTATE CORPORATION
2009 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

[Date]

[Name]
[Address]
[City]

In accordance with the terms of The Allstate Corporation 2009 Equity Incentive Plan (the "Plan"), pursuant to action of the Compensation and Succession Committee of the Board of Directors, The Allstate Corporation (the "Company") hereby grants to you (the "Participant"), subject to the terms and conditions set forth in this Restricted Stock Unit Award Agreement (including Annex A hereto and all documents incorporated herein by reference), Restricted Stock Units ("RSUs"), as set forth below. Each RSU corresponds to one share of Stock. An RSU is an unfunded and unsecured promise to deliver one share of Stock on the Conversion Date or as otherwise provided herein. Until such delivery, you have only the rights of a general unsecured creditor of the Company and not as a stockholder with respect to the shares of Stock underlying your RSUs.

Number of RSUs Granted:	
Date of Grant:	
Period of Restriction:	Date of Grant through the earlier of (i) the date of the Participant's death, and (ii) [date].
Conversion Date:	Each RSU will convert to one share of Stock on the day following the date the restrictions lapse with respect to that RSU.
Dividend Equivalent Right:	Each RSU shall include a right to Dividend Equivalents.

RSUs ARE SUBJECT TO FORFEITURE AS PROVIDED IN THIS RESTRICTED STOCK UNIT AWARD AGREEMENT AND THE PLAN.

Further terms and conditions of the Award are set forth in Annex A hereto, which is an integral part of this RSU Award Agreement.

All terms, provisions, and conditions applicable to the Restricted Stock Unit Award set forth in the Plan and not set forth herein are hereby incorporated by reference herein. To the extent any provision hereof is inconsistent with a provision of the Plan, the provisions of the Plan will govern. By accepting this Award, the Participant hereby acknowledges the receipt of a copy of this RSU Award Agreement including Annex A and a copy of the Prospectus and agrees to be bound by all the terms and provisions hereof and thereof.

Thomas J. Wilson
Chairman, President and
Chief Executive Officer
THE ALLSTATE CORPORATION

Attachment: Annex A

ANNEX A

TO

THE ALLSTATE CORPORATION
2009 EQUITY INCENTIVE PLAN
RESTRICTED STOCK UNIT AWARD AGREEMENT

Further Terms and Conditions of Award. It is understood and agreed that the Award of RSUs evidenced by the RSU Award Agreement to which this is annexed is subject to the following additional terms and conditions:

1. Tax Withholding. With respect to the minimum statutory tax withholding required upon the lapse of restrictions on the RSUs, the Participant may elect to satisfy such withholding requirements by tender of previously-owned shares of Stock or by having the Company withhold shares of Stock upon the Conversion Date.

2. Termination of Employment. Except as otherwise specifically provided in Section 3 below, upon the Participant's Termination of Employment, all unvested RSUs shall be treated as follows: (a) if the Participant's Termination of Employment is on account of Retirement at the Normal Retirement Date, then no unvested RSUs shall be forfeited and such unvested RSUs will remain subject to the restriction period set forth on the first page of this RSU Award Agreement; provided further, that if the Participant dies following such Retirement and before the end of the restriction period, then all unvested RSUs shall immediately become nonforfeitable and the restrictions with respect to the RSUs shall lapse as of the date of death; (b) if the Participant's Termination of Employment is on account of death, then all unvested RSUs shall immediately become nonforfeitable and the restrictions with respect to the RSUs shall lapse as of the date of death; and (c) if the Participant's Termination of Employment is on account of any other reason, then all unvested RSUs shall be forfeited as of the end of the day of such Termination of Employment.

3. Change of Control. Except as otherwise specifically provided in a written agreement with the Company to which the Participant is a party, the unvested RSUs shall become nonforfeitable and the restrictions to which the RSUs are then subject shall immediately lapse on the date of a Change of Control, as defined in Section 9.

4. Conversion Date. Unless otherwise determined by the Board, a Participant shall be entitled to delivery of shares of Stock that underlie the RSUs then outstanding on the day following the date the restrictions lapse with respect to such RSU.

5. Dividend Equivalent Right. Each RSU entitles a Participant to receive a cash amount (less applicable withholding) equal to the sum of all regular dividend payments as would have been made in respect of each share of Stock underlying such RSUs if the Participant were the holder of such shares during the Period of Restriction. The dividend equivalent payments will accrue during the Period of Restriction for the underlying RSUs and will be paid within 30 days of the Conversion Date of such RSUs.

Dividend equivalent payments shall be made only with respect to such RSUs that were outstanding on the applicable dividend record date.

6. Ratification of Actions. By accepting the RSU Award or other benefit under the Plan, the Participant and each person claiming under or through him shall be conclusively deemed to have

indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the RSU Award by the Company, the Board, or the Compensation and Succession Committee.

7. Notices. Any notice hereunder to the Company shall be addressed to its Stock Option Record Office and any notice hereunder to the Participant shall be addressed to him or her at the address specified on this RSU Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address.

8. Governing Law and Severability. To the extent not preempted by Federal law, the RSU Award Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions. In the event any provision of this RSU Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this RSU Award Agreement, and this RSU Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included.

9. Definitions. In addition to the following definitions, capitalized terms not otherwise defined herein shall have the meanings given them in the Plan.

"Board Turnover" – see clause (c) of the definition of "Change of Control."

"Change of Control" means, except as otherwise provided at the end of this definition, the occurrence of any one or more of the following:

(a) *(Voting Power)* any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires or has acquired during the 12-month period ending on the date of the most recent acquisition by such Person or Persons, ownership of stock of the Company possessing 30% or more of the combined voting power of all Voting Securities of the Company (such a Person or group that is not a Similarly Owned Company (as defined below), a "More than 30% Owner"), except that no Change of Control shall be deemed to have occurred solely by reason of such ownership by a corporation with respect to which both more than 70% of the common stock of such corporation and Voting Securities representing more than 70% of the combined voting power of the Voting Securities of such corporation are then owned, directly or indirectly, by the Persons who were the direct or indirect owners of the common stock and Voting Securities of the Company immediately before such acquisition in substantially the same proportions as their ownership, immediately before such acquisition, of the common stock and Voting Securities of the Company, as the case may be (a "Similarly Owned Company"); or

(b) *(Majority Ownership)* any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than a Subsidiary or any employee benefit plan (or any related trust) of the Company or any of its Subsidiaries, acquires ownership of more than 50% of the voting power of all Voting Securities of the Company or of the total fair market value of the stock of the Company (such a Person or group that is not a Similarly Owned Company, a "Majority Owner"), except that no Change of Control shall be deemed to have occurred solely by reason of such ownership by a Similarly Owned Company; or

(c) *(Board Composition)* a majority of the members of the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election ("Board Turnover"); or

(d) (*Reorganization)* the consummation of a merger, reorganization, consolidation, or similar transaction, or of a plan or agreement for the sale or other disposition of all or substantially all of the consolidated assets of the Company, or a plan of liquidation of the Company (any of the foregoing, a "Reorganization Transaction") that, does not qualify as an Exempt Reorganization Transaction.

Notwithstanding anything contained herein to the contrary: (i) no transaction or event shall constitute a Change of Control for purposes of this Agreement unless the transaction or event constituting the Change of Control also constitutes a change in the ownership of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(v)), a change in effective control of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vi)) or a change in the ownership of a substantial portion of the assets of a corporation (as defined in Treasury Regulation Section 1.409A-3(i)(5)(vii)); and (ii) no sale or disposition of one or more Subsidiaries ("Sale Subsidiary") or the assets thereof shall constitute a Change of Control for purposes of this Agreement if the investments in and advances by the Company and its Subsidiaries (other than the Sale Subsidiaries) to such Sale Subsidiary as of immediately prior to the sale or disposition determined in accordance with Generally Accepted Accounting Principles ("GAAP") (but after intercompany eliminations and net of the effect of intercompany reinsurance) are less than 51% of the Consolidated Total Shareholders' Equity of the Company as of immediately prior to the sale or disposition. Consolidated Total Shareholders' Equity means, at any date, the total shareholders' equity of the Company and its Subsidiaries at such date, as reported in the consolidated financial statements prepared in accordance with GAAP.

"Exempt Reorganization Transaction" means a Reorganization Transaction that fails to result in (a) any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) becoming a More than 30% Owner or a Majority Owner, (b) Board Turnover, or (c) a sale or disposition to any Person or group (as such term is defined in Treasury Regulation Section 1.409A-3(i)(5)(v)(B)) of the assets of the Company that have a total Gross Fair Market Value (as defined below) equal to at least forty percent (40%) of the total Gross Fair Market Value of all of the assets of the Company immediately before such transaction.

"Gross Fair Market Value" means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

"Majority Owner" – see clause (b) of the definition of "Change of Control."

"More than 30% Owner" – see clause (a) of the definition of "Change of Control."

"Reorganization Transaction" – see clause (d) of the definition of "Change of Control."

"Similarly Owned Company" -- see clause (a) of the definition of "Change of Control."

"Voting Securities" of a corporation means securities of such corporation that are entitled to vote generally in the election of directors of such corporation.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 12, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
The Allstate Corporation (ALL)
Executives To Retain Significant Stock
Chris Rossi

Ladies and Gentlemen:

This responds to the January 10, 2011 request to block this rule 14a-8 proposal and thereby reverse *Myland Inc.* (March 12, 2010) which is a similar proposal and is attached. Like the *Myland* proposal (cured) this proposal only requires application to compensation awards made in the future.

The company also obliquely claims incorrectly that part of the resolved statement is the supporting statement.

This is the rule 14a-8 proposal resolved statement (emphasis added):

[ALL: Rule 14a-8 Proposal, October 21, 2010, November 24, 2010 Revision]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual shareholder meeting.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. ***As a minimum this proposal asks for a retention policy going forward.***

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and equity pay awards and should address the permissibility of transactions such as hedging which are not sales but reduce the risk of loss to executives.

The sentence, "As a minimum this proposal asks for a retention policy going forward" seems to be consistent with *Mylan Inc.* (March 12, 2010), which is attached.

The second paragraph of the proposal concludes with "As a minimum this proposal asks for a retention policy going forward" and includes incidental text that merely gives management discretion and encouragement to accelerate the proper adoption of the proposal, which is incidental to the proposal: "This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights [regarding equity pay programs], if any, to the fullest extent possible." It concludes with "As a minimum this proposal asks for a retention policy going forward."

Based on the text of this relatively incidental paragraph of the resolved statement, that merely gives management discretion and encouragement for the secondary act of accelerating the proper adoption of the proposal, the company focuses on the paragraphs "Key Terms" as though this incidental paragraph was the sole paragraph in the proposal. The company says an incidental paragraph must explicitly define "negotiation." The company claims that an incidental paragraph in a proposal regarding "stock acquired through equity pay programs" must explicitly define "executive pay rights" in regard to "stock acquired through equity pay programs."

The company leap of logic position is that a proposal titled "Executives To Retain Significant Stock," with resolved text fully consistent with this title, concerns the potential elimination of "all of the executive pay rights" including base salary, stock options, healthcare plans and retirement programs. Based on this leap of logic the company fills up it argument with a list of dubious questions including the potential removal of "elected officers."

The company incorrectly claims that "The policy shall apply to future grants and equity pay awards and should address the permissibility of transactions such as hedging which are not sales but reduce the risk of loss to executives" is a supporting statement. The company provided no precedent for a statement describing the application of a proposal to be determined as part of the supporting statement. This is part of the company false (i)(6) claim that this proposal would restrict the past equity earning of ex-employees.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2011 proxy.

Sincerely,



John Chevedden

cc:
Chris Rossi
Megan Pavich <Megan.Pavich@allstate.com>

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Mylan Inc.
Incoming letter dated January 13, 2010

The proposal urges the compensation committee of the board of directors to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment and to report to shareholders regarding the policy.

There appears to be some basis for your view that Mylan may exclude the proposal under rules 14a-8(i)(2) and 14a-8(i)(6) because it may cause Mylan to breach existing compensation agreements and require Mylan to impose restrictions on transferability of shares already issued. It appears that these defects could be cured, however, if the proposal were revised to state that it applies only to compensation awards made in the future. Accordingly, unless the proponent provides Mylan with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Mylan omits the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Mylan may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty what actions or measures the proposal requires. Accordingly, we do not believe that Mylan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Matt S. McNair
Attorney-Adviser

Table of Contents


Mylan®

April 5, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Mylan Inc., which will be held at 9:30 a.m. (Pacific time) on May 14, 2010, at the Intercontinental — Mark Hopkins Hotel, One Nob Hill, in San Francisco, California. Details about the business to be conducted at the Annual Meeting are described in the accompanying Notice of Annual Meeting and Proxy Statement.

It is important that your shares be represented at the Annual Meeting, regardless of the number of shares you own. Whether or not you currently plan to attend, you can ensure that your shares are represented and voted at the Annual Meeting by promptly signing, dating and returning the enclosed proxy card. A return envelope, which requires no additional postage if mailed in the United States, is enclosed for your convenience. Alternatively, you may vote over the Internet or by telephone by following the instructions set forth on the enclosed proxy card.

We look forward to seeing you at the Annual Meeting.

Sincerely,

Robert J. Coury
Chairman and Chief Executive Officer

Table of Contents

Finally, an advisory vote is not necessary because Mylan shareholders already have an efficient and effective method of communicating directly with the Board and its Compensation Committee. Shareholders may communicate with any member or committee of the Mylan Board (including the Compensation Committee or the Board generally) as described on page 38 under the heading "Communications with Directors." By contacting the Board or members of the Compensation Committee directly, shareholders can directly express, with specificity, clarity and accuracy, their concerns regarding the Company's compensation policies and practices to those charged with designing and administering Mylan's executive compensation program. The Board believes that an advisory vote, which would not provide the Board with particular and sufficient information to address specific shareholder concerns, is not an effective or meaningful method for shareholders to communicate their views regarding executive compensation.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" THE SHAREHOLDER PROPOSAL.

ITEM 4 — SHAREHOLDER PROPOSAL — RETENTION OF EXECUTIVE EQUITY COMPENSATION

The American Federation of State, County and Municipal Employees ("AFSCME") Employees Pension Plan, 1625 I Street, N.W., Washington, D.C. 20036-5687, a beneficial holder of 2,100 shares of Mylan common stock, has given notice of its intention to introduce the following resolution at the Annual Meeting:

RESOLVED, that shareholders of Mylan urge the Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before Mylan's 2011 annual meeting of shareholders. The shareholders recommend that the Committee not adopt a percentage lower than 75% of net after-tax shares. The policy shall apply to future grants and awards of equity compensation and should address the permissibility of transactions such as hedging transactions which are not sales but reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation is an important component of senior executive compensation at Mylan. According to Mylan's 2009 proxy statement, option and equity awards represented approximately 42 to 48% of the total direct compensation value provided to named executive officers in 2008, and these awards align executive interests with those of shareholders. In the last three years, Mylan's named executive officers have acquired more shares through vesting and option exercises than the shares they own outright. They have exercised over 2,367,039 options and acquired 627,546 shares through vesting for realized value over $32.8 million while owning 768,626 shares outright, along with 2,803,196 shares in options. We believe that the alignment benefits touted by Mylan are not being fully realized.

We believe there is a link between shareholder wealth and executive wealth that correlates to direct stock ownership by executives. According to an analysis conducted by Watson Wyatt Worldwide, companies whose CFOs held more shares generally showed higher stock returns and better operating performance. (Alix Stuart, "Skin in the Game," CFO Magazine (March 1, 2008))

Requiring senior executives to hold a significant portion of shares obtained through compensation plans after the termination of employment would focus them on Mylan's long-term success and would better align their interests with those of Mylan shareholders. In the context of the current financial crisis, we believe it is imperative that companies reshape their compensation policies and practices to discourage excessive risk-taking and promote long-term, sustainable value creation. A 2009 report by the Conference Board Task Force on Executive Compensation stated that hold-to-retirement requirements give executives "an evergrowing incentive to focus on

[ALL: Rule 14a-8 Proposal, October 21, 2010, November 24, 2010 Revision]

3* – Executives To Retain Significant Stock

RESOLVED, Shareholders urge that our executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment (through retirement or otherwise), and to report to shareholders regarding the policy before our 2012 annual shareholder meeting.

This comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible. As a minimum this proposal asks for a retention policy going forward.

Shareholders recommend that our executive pay committee adopt a percentage of at least 75% of net after-tax stock. The policy shall apply to future grants and equity pay awards and should address the permissibility of transactions such as hedging which are not sales but reduce the risk of loss to executives.

There is a link between shareholder value and executive wealth that relates to direct stock ownership by executives. According to an analysis by Watson Wyatt Worldwide, companies whose CFOs held more shares showed higher stock returns and better operating performance (Alix Stuart, "Skin in the Game," *CFO Magazine* (March 1, 2008).

Requiring senior executives to hold a significant stock obtained through executive pay plans after employment termination would focus executives on our company's long-term success and would better align their interests with shareholders. In the current financial crisis, it is imperative that companies reshape their executive pay practices to discourage excessive risk-taking and promote long-term, sustainable value creation.

A 2009 Conference Board Task Force report on executive pay stated that hold-to-retirement requirements give executives "an ever-growing incentive to focus on long-term stock price performance." (http://www.conference-board.org/pdf_free/ExecCompensation2009.pdf)

The merit of this Executives To Retain Significant Stock proposal should also be considered in the context of the need for additional improvement in our company's 2010 reported corporate governance status:

Three of our directors were marked as "Flagged (Problem) Directors" by The Corporate Library www.thecorporatelibrary.com, an independent investment research firm. This was compounded by these 3 directors holding 6 seats on our 3 most important board committees: Judith Sprieser due to her involvement the USG Corp. bankruptcy, James Farrell due to his involvement with the UAL Corp. bankruptcy and Ronald LeMay due to his involvement with the failed Sprint merger with WorldCom that nonetheless led to accelerating of $1.7 billion in stock options.

Directors Sprieser and Farrell (above) plus John Riley and Joshua Smith attracted our highest negative votes. Messrs. Riley and Smith in turn held 4 seats on our 3 most important board committees. Directors Sprieser and Greenberg served on 5 or more boards each – over-extension concern.

Thomas Wilson was paid $10 million and The Corporate Library said there was a lack of long-term incentives tied to actual long-term performance.

Please encourage our board to respond positively to this proposal: **Executives To Retain Significant Stock – Yes on 3.***

Notes: Chris Rossi, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.